Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated March 5, 2014

Registration No. 333-183526

Supplementing the Preliminary

Prospectus Supplement dated March 5, 2014

and Prospectus dated August 24, 2012

HOSPITALITY PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated March 5, 2014 to the prospectus dated August 24, 2012.

PRICING TERM SHEET

Issuer:	Hospitality Properties Trust

Security:	4.650% Senior Notes due 2024

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Expected Ratings:	Baa2 / BBB- (Stable / Stable) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	March 5, 2014

Settlement Date:	March 12, 2014 (T+5)

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2014

Size:	$350,000,000

Maturity:	March 15, 2024

Benchmark Treasury:	2.750% U.S. Treasury due February 15, 2024

Benchmark Treasury Price and Yield:	100-16+ / 2.690%

Spread to Benchmark Treasury:	+ 200 basis points

Yield to Maturity:	4.690%

Coupon (Interest Rate):	4.650% per annum

Price to Public:	99.683% of principal amount, plus accrued interest from March 12, 2014

Net Proceeds:	$346.6 million (before other expenses associated with the transaction)

Use of Proceeds:

The Issuer estimates that the net proceeds from the offering will be approximately $346.0 million after payment of the underwriting discount and other estimated offering expenses payable by the Issuer. The Issuer expects to use the net proceeds from the offering to repay amounts outstanding under its revolving credit facility and for general business purposes, which may include funding hotel renovations or rebranding costs and potential future acquisitions. Pending such application, the Issuer may invest the net proceeds in short term investments, some or all of which may not be investment grade rated.

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 30 basis points. If the notes are redeemed on or after September 15, 2023, the make-whole amount will be zero.

CUSIP / ISIN:	44106MAS1 / US44106MAS17

Joint Book-Running Managers:	Citigroup Global Markets Inc. RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated BBVA Securities Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC Regions Securities LLC

Co-Managers:

BB&T Capital Markets, a division of
BB&T Securities, LLC

Capital One Securities, Inc.

Comerica Securities, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.
RBS Securities Inc.

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus dated August 24, 2012 and a preliminary prospectus supplement dated March 5, 2014) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146; RBC Capital Markets, LLC toll-free at (866) 375-6829; UBS Securities LLC toll-free at (877) 827-6444 ext. 561-3884; or Wells Fargo Securities, LLC toll-free at (800) 326-5897.